

April 14, 2015

Stephen P. Smith
Chief Financial Officer
NiSource Inc.
801 East 86th Avenue
Merrillville, Indiana 46410

      Re: **NiSource Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed February 18, 2015
               File No. 1-16189

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comments, we may have additional comments.

Note 18. Other Commitment and Contingencies

Guarantees of Subsidiaries Debt, page 110

Please tell us your consideration of the guidance in Rule 3-10(c) of Regulation S-X related to your guarantee of the debt of Columbia Gas of Massachusetts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Stephen P. Smith
NiSource Inc.
April 14, 2015
Page 2

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief